Exhibit 99.2

FEMTO TECHNOLOGIES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2026

All dollar amounts are expressed in Canadian dollars unless otherwise indicated.

BACKGROUND

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited, consolidated financial statements and notes thereto of Femto Technologies Inc. (“Femto” or the “Company”) for the three-month period ended March 31, 2026 (the “Financial Statements”). The information contained in this MD&A is current to May 28, 2026.

The Financial Statements have been prepared in compliance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. In accordance with IFRS, management is required to make assumptions that affect the reported amounts of assets, liabilities and expenses in addition to the disclosure of contingent liabilities at the date of the financial statements and reporting amounts. The Company bases its estimates on historical experience, current trends and various other assumptions that are believed to be reasonable under the circumstances. However, actual results could differ materially from those estimates. See Note 2 to the Financial Statements for management’s analysis of the Company’s critical accounting estimates.

Additional information relating to the Company, including the Company’s Form 20-F Annual Report for the year ended December 31, 2025, is available under the Company’s profile on SEDAR+ at www.sedarplus.ca.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS AND RISK FACTORS

This MD&A contains certain statements that may constitute “forward-looking statements” within the meaning of Canadian securities laws. Forward-looking statements include but are not limited to, statements regarding future anticipated business developments and the timing thereof, regulatory compliance, sufficiency of working capital, business and financing plans, and the Company’s intended use of proceeds from the sale of its securities. Although the Company believes that such forward-looking statements are reasonable at the time they are made, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or which by their nature refer to future events. The Company cautions investors that forward-looking statements are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual results may differ materially from those expressed or implied in forward-looking statements. Such factors, include, without limitation, the Company’s ability to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. Other factors that could affect actual results are uncertainties pertaining to government regulations, both domestic as well as foreign, and the changes within the capital markets. Further risks and uncertainties are disclosed under the section “Risk Management”.

GOING CONCERN

The Financial Statements have been prepared on a going concern basis, which contemplates the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The Company’s ability to continue as a going concern is dependent upon the continued financial support from its shareholders, the ability of the Company to generate revenue to establish profitable operations and to obtain the necessary equity or debt financing to fund operations as required.

OUTLOOK

The Company’s primary focus for the foreseeable future will be: (i) develops the Sensera (formerly EZ-G) device, a unique, patent-pending device that, combined with proprietary software, regulates the flow of lubricants and oils into the soft tissues of the female sexual organs (the “Sensera Device”)., and (ii) develops, markets and sells a proprietary client relationship management, or CRM, software known as “Benefit CRM”.

DESCRIPTION OF BUSINESS

Femto Technologies Inc. (formerly known as BYND Cannasoft Enterprises Inc.) was amalgamated under the Business Corporations Act (British Columbia) on March 29, 2021.

Recent Developments

●	On March 27, 2026, the Company entered into a share purchase agreement (the “Share Purchase Agreement”) with Gilad R.G. Planning and Implementation of Technologies and Software 2025 Ltd. (“Gilad”) and its shareholder (the “Vendor”), to acquire an equity interest in Gilad (the “Acquisition”) in order to strengthen the field of software services provided by Femto through its subsidiary, BYND – Beyond Solutions Ltd., and in order to remain relevant in light of the significant changes that the software field is undergoing due to the prevalence of artificial intelligence engines.

Pursuant to the Acquisition, Femto acquired:

1.	from Gilad, 43 previously unissued common shares of Gilad (the “Gilad Shares”) for a total purchase price of US$1,000,000 which will be used to complete development and sales in accordance with a budget to be approved by the parties (the “Treasury Shares Purchase Price”), to be paid in four equal quarterly instalments of US$250,000; and

2.	from the Vendor, 14 Gilad Shares in consideration for:

a.	the payment to the Vendor of the sum of US$250,000; and

b.	the issuance to the Vendor of 169,811 subordinate voting shares in the capital of Femto (the “Subordinate Voting Shares”) at deemed price of US$0.589 per Subordinate Voting Share (the “Payment Shares”), being the volume weighted daily average market price of the Subordinate Voting Shares for the 30 trading days preceding the date of the Share Purchase Agreement.

Upon closing of the Acquisition (the “Closing”), Femto held 40% of the issued and outstanding Gilad Shares.

●	On March 18, 2026, the Company was notified that United States Patent No. D1,091,841 was granted as of September 2, 2025 with a term ending on September 2, 2040. The Patent is for “Female Treatment Device”

●	On October 7, 2025 the Nasdaq Listing and Hearing Review Council has affirmed the Nasdaq’s Hearing Panel decision of June 20, 2025, to delist the Company’s securities from trading on the Nasdaq Stock Market.

●	On July 7, 2025 the Company announced it submitted a notice of appeal regarding the decision of the Nasdaq Hearings Panel to delist its shares from trading.

●	On June 23, 2025, the Company canceled and returned to treasury 19,747 subordinate voting shares it has repurchased under the repurchase program announced on May 15, 2025.

●	On June 20, 2025, the Company announced that the Nasdaq Hearings Panel has determined to delist the subordinate voting shares of the Company from the Nasdaq Stock Market at the open of trading on June 23, 2025. Starting on that day the Company’s subordinate voting shares began trading on the OTCID under the symbol “FMTOF”

●	On May 15, 2025, the Company announced stock repurchase program to repurchase up to 43,025 subordinate voting shares of the Company.

●	On May 13, 2025, the Company announced the U.S. Patent and Trademark Office granted the Company a notice of allowance for use of its Sensera design.

●	On May 9, 2025, the Company announced that it has received on May 8, 2025 a notification letter from Nasdaq stating that based on its review of the Company’s recent private placement transaction that was completed on February 26, 2025 (the “Placement”), Nasdaq has determined to delist the Company’s securities pursuant to its discretionary authority under Listing Rule 5101.

The Company intends to appeal Staff’s determination to a Hearings Panel (the “Panel”), pursuant to the procedures set forth in the Nasdaq Listing Rule 5800 Series. A hearing request will stay the suspension of the Company’s securities pending the Panel’s decision.

Female Technology (FemTech)

As part of the Company’s new strategy, and following the development of the Sensera Device, aimed at the technology field of the female wellness world, the Company intends to work to further pursue business opportunities in the world of FemTech.

To this end, the Company intends to focus in the coming years on the development of additional products for the female wellness world, both at the level of technology and at the level of materials, some of which might be CBD-based.

Following this new strategy the Company has changed its name to Femto Technologies.

Femto, a pioneer in women’s care technology innovation, is committed to advancing women’s wellness and lifestyle, leveraging its proprietary “Smart Release Technology,” or SRT, and core ability to innovate data-driven products to spearhead the development of smart products in the sectors of intimacy, sports, hair, and cosmetics.

The Company’s flagship intimacy product, equipped with SRT technology, an app, and machine learning personalized abilities, is in its final pre-launch stages.

Innovative Product Line-Up

Femto’s hope is to redefine skincare with its smart cosmetic face device, utilizing smart release technology alongside interchangeable serum capsules. This innovation allows users to seamlessly transition between treatments, catering to a variety of skin needs. The integration of LED light therapy and gentle vibrations ensures optimal serum absorption, making every skincare a smart and personalized experience.

In the hair wellness arena, Femto’s proprietary technology has given rise to an innovative hair growth brush, designed to optimize hair treatment. By combining LED light therapy, gentle vibrations, and essential nutrient capsules, this brush aims to foster an ideal environment for hair growth, ensuring comprehensive care for every hair follicle.

Venturing into women’s sports, Femto’s development of a muscle pain relief regulator illustrates the company’s dedication to enhancing athletic performance and recovery. This wearable technology merges heat therapy, vibration, and gel application in a user-friendly design, offering targeted relief and muscle recovery support.

3This statement is based on the following articles:

https://en.wikipedia.org/wiki/Femtech

https://finance.yahoo.com/news/global-femtech-market-size-estimated-152000742.html?guccounter=1&guce_referrer=aHR0cHM6Ly93d3cuZ29vZ2xlLmNvbS8&guce_referrer_sig=AQAAADxu1hPZubc8wPMpkhk3CuMheA6quYhXQcUbsUG0MZH0gz1TGIKsOsyex9GtqEWHcy430Cf9lyBhKNOgnHW8YW-eTbo3xQ5bqlhdr4YsFWf2pHC5xd14-RfauhVe4yQfGU1kqNEkA1jcOSO4JEpJj_H3eE0QBxNn6lOZAQyF5XmV

Sensera Device Business

On September 22, 2022, the Company completed its acquisition of Israeli based Zigi Carmel Initiatives & Investments Ltd. through Zigi Carmel we own the Sensera device, a unique, patent-pending device that, combined with proprietary AI software, regulates the flow of lubricants and oils into the soft tissues of the female sexual organs.

The Company continues to pursue patent application approvals, including the filing of 11 national phase applications in different countries and jurisdictions including Europe, Japan, China and the US. The Company filed “Medical Adult Toy” and “Smart Adult Toy” national phase patent applications in January 2024. We estimate the remaining cost to pursue patent application approvals in all 11 jurisdictions to be $50,000. The patent approval process follows these steps: filing of an application, examination, publication and approval or rejection of the patent application. The timeline for the patent process from filing to approval varies depending on the jurisdiction (Europe 3-5 years, US and Japan 2-3 years, China up to 2 years). The Company intends to establish a marketing and sales system for the Sensera device. The Company’s ‘Go to Market’ strategic plan is based on combined B2C sales via direct to consumer digital shelves supported by influencer and affiliate marketing. in a later stage Amazon shop will be launched parallelly to other marketing efforts.

Technological Architecture: The Sensera as an AI-Based Biofeedback System

The Sensera device is defined as the world’s first smart self-care device designed to adapt to the user’s physiological dynamics in real time. The technology is not based solely on mechanical vibration, but also on active data collection that processes information from a series of biometric sensors embedded in the device. The device is designed in an ergonomic Y-shape, made of soft medical silicone, designed for maximum compatibility with the female anatomical structure.

Smart Release System (SRS)

At the core of the Sensera is the patented SRS (Smart Release System). Unlike traditional devices that require external application of lubricants or treatments, the Sensera features an internal pump and a sophisticated injection system that activates the automatic release of materials from alternating pods. Using humidity and friction sensors, the system detects when additional fluid is needed and releases it at two strategic points – internal and external – to ensure maximum comfort and prevent irritation.

Integration with AI and a dedicated app

The device works in full synergy with the iOS app, which serves as the control and analysis center. The user begins by filling out a preference and needs questionnaire, which forms the initial basis of the AI algorithm. During use, the biofeedback data (heart rate, pelvic floor muscle contractions, and respiratory rate) is transferred from the device to the app via Bluetooth. The algorithm analyzes the physiological responses and improves the work plans for subsequent uses, so that the device actually “learns” the user’s body and becomes more personalized over time.

Sensera’s technological prowess earned it the title of “Innovation Awards Honoree” at CES 2025 in the Artificial Intelligence category. The recognition by a prestigious technology body such as the Consumer Technology Association (CTA) is a testament to the product’s engineering innovation and market potential, especially given that over 3,400 applications were submitted that year.

Intellectual Property: Patents and Strategic Protection

Femto Technologies has invested considerable resources in strengthening its legal position through global patent registration. In May 2025, the company announced that it had received two significant Notice of Allowance from the U.S. Patent and Trademark Office (USPTO).

1.	SRS Technology Patent: The approval granted on May 7, 2025, covers the smart release mechanism that forms the heart of the device. This patent is “Utility Patent”, which protects the device’s unique functionality – the ability to regulate fluid release based on sensor data.

2.	Design Patent: The approval granted on May 13, 2025, protects the Sensera’s unique look and structure. Design protection is critical in the consumer goods market, as it prevents other companies from producing replicas that look similar that could mislead consumers.

The potential of CBD in the health of the female reproductive system

Femto Technologies’ vision goes beyond the world of pleasure accessories. The company plans to turn the Sensera into a therapeutic device that will use capsules containing CBD (Cannabidiol) oils in low concentrations. The goal is to inject CBD directly into the soft tissues of the female genitalia to treat a wide range of problems.

The Scientific Rationale for Using Topical CBD

Cannabinoids, primarily CBD, interact with the body’s endocannabinoid system (ECS), whose receptors (CB1 and CB2) are in high concentrations in the female reproductive system. Six studies suggest that topical CBD treatment may help in the following conditions:

●	Fungal infections (Candida): A study published under the PMC7924206 identifier showed that CBD significantly inhibits the formation of the candida albicans biofilm and disrupts an existing biofilm. CBD impairs the morphology of the fungus and prevents it from becoming its invasive form (Hyphae). [21]

●	Bacterial vaginosis: Studies on the Gardnerella vaginalis bacterium have shown a high sensitivity to CBD, which causes a decrease in the metabolic activity of the bacterium and the elimination of the biofilm it produces.

●	Dryness and inflammation: CBD is known for its anti-inflammatory properties and may help repair tissues, relieve vaginal dryness (especially in menopausal women), and treat scar tissue.

●	Sexual pain and anxiety: By activating receptors in the ECS system, CBD may reduce local stress and improve the experience of sexual touch for women who suffer from pain.

Collaborate with medical experts

To validate the therapeutic aspect, the company has hired Dr. Alexandra Dubinskaya as a medical consultant. Dr. Dubinskaya is a specialist in urogynecology and reconstructive surgery at the Cedars-Sinai Center in Los Angeles. Her studies have shown that the use of vibrating devices can significantly improve blood flow to the pelvic floor, strengthen muscles, and improve tissue quality in conditions such as vaginal atrophy and lichen sclerosis.

It is important to note that Dr. Dubinskaya clarified that her research was not carried out directly on the Sensera device, but the physiological mechanisms she studies are very relevant to its operation. The company relies on this knowledge to build the protocol for the future treatment of CBD capsules.

CES Exhibition and Global Marketing Activities

The unveiling at CES 2025 was a defining moment for Femto Technologies. The exhibition allowed the company to showcase the Sensera not only as a gadget, but as a holistic technology solution. The Sensera was also showcased at the ShowStoppers event at CES, which is designed for journalists and opinion leaders, which led to extensive media coverage in technology and women’s health magazines.

The company launched its official sales website (senserawellness.com), powered by the Shopify platform, and began selling “starter kits” at a retail price of $299. The marketing strategy is based on the “Razors and Blades” model – the device is sold as a one-time device, while the Lubricant capsules are recurring revenue through individual purchases or monthly subscriptions.

As of March 31, 2025, and since the completion of the Zigi Carmel acquisition, the Company has invested $6,065,444 in the development of the Sensera Device, as described above, and 325,267 in patent applications.

Patent and Design Applications – Provisional and PCT

Country	Subject	App. No.	Filed	Publication No.	Pub. Date	Status/Next action
Patent Cooperation Treaty	SMART ADULT TOY	PCT/IL2023/050016	05/01/2023	WO2023131950	13/07/2023	National Phase entered Expiration 20 years from the PCT filing date 1.1.2043

Patent Cooperation Treaty	MEDICAL ADULT TOY	PCT/IL2022/050783	20/07/2022	WO 2023/002485	26/01/2023	National Phase entered Expiration 20 years from the PCT filing date 20/07/2042

Medical Adult Toy national patent applications:

Country	App. No.	Our Ref.	Filed	Publication No.	Pub. Date	[Expiry Date]	Status/Next action
United States of America	63/223,822	2813834	20/07/2021				Term Ended

Patent Cooperation Treaty	PCT/IL2022/050783	2864079	20/07/2022	WO 2023/002485	26/01/2023		National Phase entered

Australia	2022314317	2994627	20/07/2022			[20/07/2042]	Deadline for requesting examination: Jul 20, 2027

Canada	3,221,838	2994630	20/07/2022			[20/07/2042]	Deadline for requesting examination: Jul 20, 2026

European Patent Office	22845568.9	2994654	20/07/2022	4373454	29/05/2024	[20/07/2042]	Awaiting examination

India	202317083896	2994660	20/07/2022			[20/07/2042]	Awaiting first Office Action

Israel	309183	2994674	20/07/2022			[20/07/2042]	Awaiting first Office Action

Japan	2023-576213	2994680	20/07/2022			[20/07/2042]	Awaiting examination

New Zealand	806417	2994690	20/07/2022			[20/07/2042]	Deadline for requesting examination: Jul 20, 2027

Republic of Korea	10-2023-7045274	2994700	20/07/2022	10-2024-0035412	15/03/2024	[20/07/2042]	Awaiting examination

Singapore	11202309414Q	2994714	20/07/2022			[20/07/2042]	Awaiting first communication

United States of America	18/567,766	2994728	20/07/2022	12,350,220	08/07/2025	[20/07/2042]	Granted

Smart Adult Toy national patent applications:

Country	App. No.	Our Ref.	Filed	Publication No.	Pub. Date	Next Renewal	Status/Next action
Patent Cooperation Treaty	PCT/IL2023/050016	2906680	05/01/2023	WO2023121950	13/07/2023		National Phase entered

Australia	2023205476	3022265	05/01/2023			05/01/2027	National Phase entered; Deadline for requesting examination: Jan 05, 2028

Canada	3,247,151	3022272				05/01/2027	National Phase entered; Deadline for requesting examination: Jan 05, 2027

European Patent Office	23737259.4	3022296	05/01/2023	4460280	13/11/2024		Application filed; Response due July 9, 2026

India	202417053599	3022303	05/01/2023				National Phase entered; Office action due Sep 23, 2026

Israel	314148	3022319	05/01/2023				Application filed; Expected date for 1st Official Action: Jul 06, 2027

Japan	2024-540959	3022320	05/01/2023				National Phase entered;

New Zealand	812746	3022331	05/01/2023			05/01/2027	National Phase entered; Deadline for requesting examination: Jan 05, 2028

Republic of Korea	10-2024-7026415	3022340	05/01/2023				National Phase entered;

Singapore	11202404709W	3022350	05/01/2023				National Phase entered

United States of America	18/726,930	3022360	05/01/2023	US-2024-0177238-A1	05/06/2025		National Phase entered

Design Applications

Country	Subject	App. No.	Filed	Design No.	Grant Date	Status/Next action
United States of America	FEMALE TREATMENT DEVICE	35/520,188	11/02/2024	D1,091,841	02/09/2025	Registered

International Design European Union United Kingdom	FEMALE TREATMENT DEVICE	WIPO144151	11/02/2024	DM/235494	11/02/2024	Registered

China	Lubricant Capsule	202330522171.0	15/08/2023	ZL 202330522171.0	25/06/2024	Registered

United Kingdom	Lubricant Capsule	235655			31/03/2024	Registered

International Design Deposit	Lubricant Capsule	WIPO144152	11/02/2024	DM/235655	11/02/2024	Registered

European Union	Lubricant Capsule	WIPO144152	11/02/2024	DM/235655	11/02/2024	Registered

United States of America	Lubricant Capsule	35/520,369	11/02/2024	D1,075,514	20/05/2025	Allowance

CRM Software Business

The Company’s wholly owned subsidiary–BYND - Beyond Solutions Ltd. (“BYND Israel”), a corporation incorporated under the laws of the State of Israel, develops and markets customer relationship management (CRM) software products that enable small and medium sized enterprises (SMEs) to optimize day to day functions, such as sales management, workforce management, contact center operations and asset management. BYND Israel currently offers a proprietary CRM software product known as “Benefit CRM” (our “Benefit CRM Software”) to its customers. BYND Israel has been developing the next generation of its Benefit CRM Software (our “New CRM Platform”), which is cloud based and includes many new features and enhancements.

CRM Cannabis Software Business

BYND Israel has also developed a new, CRM software platform, designed specifically to serve the unique needs of the medical cannabis sector (our “New Cannabis CRM Platform”).

The development of the New Cannabis CRM Platform was initiated with clear objectives aligned with our organizational priorities, as follows:

●	Enhance operational efficiency and streamline processes within the cannabis cultivation domain.
●	Ensure regulatory compliance and mitigate risks inherent in the industry.
●	Improve data-driven decision-making and optimize resource allocation to maximize yield and profitability.

The functionalities of the New Cannabis CRM Platform include:

●	Real-time monitoring of environmental conditions.
●	Automated control of irrigation and nutrient delivery systems.
●	Tracking of inventory levels and batch traceability.
●	Generation of customizable reports and analytics powered by BI tools.
●	Integration of AI algorithms for predictive analytics and optimization.
●	Intuitive user interface design for enhanced usability.
●	Seamless integration with IoT sensors and CRM systems.

As of the date of this MD&A, the development of the New Cannabis CRM Platform has been completed, and we are working to locate potential paying customers for the software in Israel. There is no more investment needed in this CRM Cannabis Software other than an investment in a marketing and sales team is estimated at $150,000. Due to significant negative changes in the medical cannabis market around the world, and particularly in Israel we have doubt regarding the ability to generate revenues from this platform.

Medical Cannabis Business

The Israeli cannabis market has experienced a very significant upheaval in recent years, and most of the negative impact was done to the growing farms considering the opening of cannabis import channels to Israel. As a result, there has been significant consolidation in the growing field and many growing farms and processing plants have closed, including the oldest growers and producers in Israel. At the same time, the retail prices of medical cannabis in Israel have also dropped significantly, all this leads to economic unfeasibility for building a growing farm and investing enormous resources in its ongoing maintenance. Moreover, the ongoing state of war has severely affected the entire agricultural sector in Israel, especially in areas close to the border with Gaza, such as Moshav Kochav Michael, where the company planned to build the farms, it is currently unknown how long this situation will continue and what the long-term damage and implications will be for the sector.

BYND Israel’s original goal was to leverage its medical cannabis business to assist in the development of its New Cannabis CRM Platform by using data generated by the operation of the Company’s planned cannabis growing facility, including data relating to the growing, harvesting and selling of medical cannabis. However, the Company’s board of directors took the decision to suspend activities related to construction of the cannabis growing facility. This decision was taken in light of management’s observation of significant negative changes in the medical cannabis market around the world, and particularly in Israel, that have taken place since the time the Company was established, in addition to the lack of funds for the required budget for the construction of the facility, and in light of the ongoing war involving the State of Israel and the proximity of the area designated for cultivation to the border with Gaza.

The Company’s board of directors reconsidered the suspension in July 2024, April 2025 and finally in December 2025 and decided not to go ahead with the construction of the cannabis growing facility.

On May 27, 2024, pursuant to an Agreement Dated May 27, 2024, the Company issued 450,000 Subordinate Voting Shares (26,471 subordinate voting shares post reverse split on August 2024) (valued at US$400,500) as a guarantee to Dalia Bzizinsky (“Dalia”) following the Company’s decision to suspend the construction of a cannabis farm on that property.

On February 7, 2025, the Company issued to Dalia 58,000 subordinate voting shares (116 subordinate voting shares post reverse split) valued at $275,322.

On April 25, 2025, the Company issued to Dalia 56,800 subordinate voting shares valued at $555,130.

On December 31, 2025, the Company and Dalia agreed that an amount of US$ 140,000 will be the final settlement to be paid in cash and that no more shares will be issued to Dalia. The amount of US$ 140,000 was paid to Dalia on January 14, 2026.

The Company did not renew the Initial Authorizations that expired on November 29, 2025.

The above section is supported by the following articles:

https://www.jpost.com/business-and-innovation/all-news/article-726866

https://m.calcalist.co.il/Article.aspx?guid=ryksx0089t

https://www.homee.co.il/%D7%AA%D7%A2%D7%A1%D7%95%D7%A7%D7%94-%D7%95%D7%99%D7%96%D7%9E%D7%95%D7%AA/%D7%A9%D7%95%D7%A7-%D7%91%D7%A7%D7%A0%D7%90%D7%91%D7%99%D7%A1-%D7%91%D7%99%D7%A9%D7%A8%D7%90%D7%9C

https://mobile.mako.co.il/cannabis-news/Article-e59ce91a9558881026.htm

https://www.globes.co.il/news/article.aspx?did=1001457048

https://www.globes.co.il/news/article.aspx?did=1001445389

https://m.calcalist.co.il/Article.aspx?guid=syetmqbf2

https://www.xn—4dbcyzi5a.com/5-%D7%A1%D7%99%D7%91%D7%95%D7%AA-%D7%9E%D7%93%D7%95%D7%A2-%D7%97%D7%91%D7%A8%D7%95%D7%AA-%D7%94%D7%A7%D7%A0%D7%90%D7%91%D7%99%D7%A1-%D7%91%D7%99%D7%A9%D7%A8%D7%90%D7%9C-%D7%9C%D7%90-%D7%9E%D7%A6%D7%9C/

https://www.xn—4dbcyzi5a.com/%D7%90%D7%97%D7%A8%D7%99-%D7%A9%D7%94%D7%A4%D7%A1%D7%99%D7%93%D7%94-%D7%9E%D7%90%D7%95%D7%AA-%D7%9E%D7%99%D7%9C%D7%99%D7%95%D7%A0%D7%99-%D7%A9%D7%A7%D7%9C%D7%99%D7%9D-%D7%97%D7%91%D7%A8%D7%AA-imc/

https://www.קנאביס.com/אחרי-14-שנים-בתחום-בול-פארמה-הודיעה-על-חד/

SELECTED FINANCIAL INFORMATION

The following table sets forth selected financial information of the Company for the three-month period ended March 31, 2026 and 2025 and for the year ended December 31, 2025. The selected financial information set out below has been derived from the Company’s consolidated unaudited interim financial statements and accompanying notes and its consolidated audited financial statements and accompanying notes, for the corresponding periods. The selected financial information set out below may not be indicative of the Company’s future performance.

Item	Three Month Period Ended March 31, 2026 (CAD$)	Three Month Period Ended March 31, 2025 (CAD$)	Year Ended December 31, 2025 (CAD$)
Revenues	239,289	202,692	846,531
Income (Loss) for the period	(908,660)	(10,677,419)	12,922,294	*
Income (Loss) Per Share – basic	(1.05)	(3,586)	21.12
Income (Loss) Per Share – diluted	(1.05)	(3,586)	19.85
Total Assets	36,133,880	48,518,902	35,873,078
Non-Current Liabilities	57,552	52,579,530	68,014
Total Liabilities	1,654,596	53,499,493	872,710
Working Capital	12,745,779	22,331,576	15,264,810
Shareholders’ Equity (Deficit)	34,479,284	(4,980,591)	35,000,368
Number of Shares Outstanding at period end (Post reverse splits)	1,030,292	5,853	861,111

The Company presently does not pay and does not anticipate paying any dividends on its Subordinate Voting Shares, as all available funds will be used to develop the Company’s business for the foreseeable future. See “Results of Operations and Overall Performance” below for a discussion of factors which have contributed to period-to-period variations.

From 2022 to 2025, the Company maintained steady levels of revenues from its CRM business.

During the fiscal year ended December 31, 2023, the Company continued to invest in the cannabis CRM software, in the total amount of $366,325.

On September 22, 2022, the Company completed its acquisition of Zigi Carmel which resulted in an increase to the Company’s intangible assets of $42,961,382.

The Financial Statements have been prepared in accordance with IFRS. The MD&A should be read in conjunction with the Financial Statements.

The Financial Statements are presented in Canadian dollars. The functional currency of the Company is the New Israeli Shekel (“NIS”). NIS represents the main economic environment in which the Company operates.

RESULTS OF OPERATIONS AND OVERALL PERFORMANCE

A.	OVERALL PERFORMANCE

●	Revenues during the period were $239,289 as compared to $202,692 for the same period in 2025. This increase is mainly a result of increased revenues from software development in the amount of $16,690.

●	For the three-month period ended March 31, 2026, the Company’s gross margin was 25%, as compared to 7% for the same period in 2025.

●	As at March 31, 2026, the Company had a cash balance of $14,001,175 (December 31, 2025: $415,231,108).

●	The Company experienced negative cash flows from operating activities during the three-month period ended March 31, 2026, in the amount of $662,051, primarily due to its net loss of $908,660, partially offset by a $473,290 change in other receivables. Cash outlays included general business and administrative expenses, consulting fees, business and product development, and professional fees.

B.	OPERATING RESULTS

For the three-month period ended March 31, 2026, the Company recorded a net loss of $908,660, compared to a net loss of $10,677,419 in the same period in 2025, and had a cash balance as at March 31, 2026, of $14,001,175 (December 31, 2025 - $15,231,108).

The following provides an overview of the Company’s financial results for the three-month period ended March 31, 2026, and 2025:

Revenue

The Company has derived its revenue from the sources as summarized in the following:

	March 31, 2026	March 31, 2025
Software development	$156,973	$140,283
Sensera devices and capsules	1,309	-
Software license	38,824	36,618
Software supports	26,588	14,395
Cloud hosting	14,646	10,569
Others	949	827
	$239,289	$202,692

●	Revenues during the period were $239,289 as compared to $202,692 for the same period in 2025. This increase is mainly a result of increased revenues from software development in the amount of $16,690.

●	Approximately 77% of our sales during the period and 67% of our sales for the same period in 2024 were to our largest customer and as a result, we are highly dependent on this customer to continue our operating activities.

●	Development of the Company’s New CRM Platform is now complete and we began to generate revenues from it in 2023.

●	Development of the Company’ New Cannabis CRM Platform is now complete and is currently being tested at the Weizmann Institute of Science, however, we do not expect to generate revenues from the platform in the foreseeable future.

●	The Company’s proposed development of a medical cannabis facility has been canceled and we do not expect to generate revenues from the sale of cannabis or cannabis infused products from the cannabis facility.

Cost of Revenue

●	Cost of revenues for the period amounted to $179,482 as compared to $187,707 for the same period in 2025. This decrease is mainly a result of a $40,137 decrease in salaries and benefits and a $25,323 decrease in subcontractors expenses, partially offset by a $55,119 increase in Sensera costs.

●	For the three-month period ended March 31, 2026, the Company’s gross margin was 25%, as compared to 7% for the same period in 2025.

General and Administrative Expenses, Depreciation, Consulting and Marketing, Share-based compensation, Research and Development and Professional Fees

●	For the three-month period ended March 31, 2026, general and administrative expenses decreased to $419,982 from $464,293 for the same period in 2025. The decrease was mainly due to a decrease in compensation to senior management and directors.

●	Professional fees decreased to $282,969 from $661,956 for the same period in 2025, mainly due to a decrease in fees in the area of financial advisory, M&A and corporate finance.

●	Consulting and marketing expenses decreased to $345,213 from $495,447 for the same period in 2025 due to reduced investment in trade shows.

●	Depreciation and amortization expenses decreased to $127 from $660 for the same period in 2025.

●	Share-based compensation expenses decreased to Nil from $663,252 for the same period in 2025 due to reduced amounts of RSUs granted to officers and directors of the Company as well as consultants of the Company.

●	Research and development expenses decreased to $88,446 from $844,769 for the same period in 2025 due to reduced expenses on the development of the Sensera Device that is now complete.

Other Income (Loss) items

●	Foreign exchange gain was $13,364 compared to a loss of $141,162 for the same period in 2025.

●	Finance income (expenses) were $152,906 income compared with $26,965 for the same period in 2025, mainly due to interest income from term deposits.

●	Loss from warrants revaluation decreased to Nil from $7,314,179 for the same period in 2025.

●	Loss from settlement agreement revaluation were Nil compared to $128,100 for the same period in 2025.

C. SUMMARY OF QUARTERLY RESULTS

Three months ended	Revenues	Net Loss	Loss Per Share – basic and diluted
March 31, 2026	239,289	(908,660)	(1.05)
December 31, 2025	227,537	(1,719,728)	(2.00)
September 30, 2025	211,073	(6,464,729)	(7.54)
June 30, 2025	205,229	31,784,170	44.52
March 31, 2025	202,692	(10,677,419)	(3,586)
December 31, 2024	182,306	(11,631,845)	(8,885)
September 30, 2024	101,619	(5,418,470)	(4,155)
June 30, 2024	405,946	77,375	71.58

For the last eight quarters, the Company has maintained steady levels of revenues from its CRM business with a pattern of higher revenues in the first quarter of each fiscal year due to higher software licenses paid at that time.

Losses increased starting in the second quarter of 2022 primarily due to higher general and administrative expenses as well as increasing professional fees incurred due to the Company’s NASDAQ listing. These expenses are mainly for investor relations and public relations expenses as well as digital marketing, professional fees for financial advisory, M&A and corporate finance, legal fees and accounting fees.

Loss for the fourth quarter of 2023 was significantly higher due to an impairment loss of $13,142,481, which includes full impairment of our investment in the planned cannabis growing facility and the intangible assets in our Initial Authorizations and our New Cannabis CRM Platform as well as partial impairment of our Sensera Device patent applications.

Loss for the first quarter of 2024 was significantly higher due to a change in fair value of derivative warrants liabilities in the amount of $28,977,934.

The Company considered indicators of impairment for the patent applications at December 31, 2025 and 2024. The Company decided to impair the patent applications in the amount of $5,462,000 and $8,200,336 due to delays with the development and production of the Sensera Device due to the war conditions in Israel. The forecasts for the revenue the Company anticipates generating from these patent applications are still valid but the expected income from the Sensera Device is delayed.

The Company intends to consider indicators of impairment for the patents pending every quarter.

Gain for the second quarter of 2025 was significantly higher due to a change in fair value of derivative warrants liabilities in the amount of $30,389,592.

The Financial Statements have been prepared in accordance with IFRS. The MD&A should be read in conjunction with the Financial Statements.

The financial statements are presented in Canadian dollars. The functional currency of the Company is the NIS. NIS represents the main economic environment in which the Company operates.

D.	LIQUIDITY AND CAPITAL RESOURCES

As at March 31, 2026, the Company had a cash balance of $14,001,175 (December 31, 2025: $15,231,108).

Item	Three Month Period Ended March 31, 2026 (CAD$)	Three Month Period Ended March 31, 2025 (CAD$)
Cash used in operating activities	(662,051)	(2,406,504)
Cash used in investing activities	(803,253)	(1.300)
Cash provided by financing activities	-	20,720,579
Net increase (decrease) in cash	(1,465,304)	18,312,775

●	The Company experienced negative cash flows from operating activities during the three-month period ended March 31, 2026, in the amount of $662,051, primarily due to its net loss of $908,660, partially offset by a $473,290 change in other receivables. Cash outlays included general business and administrative expenses, consulting fees, business and product development, and professional fees.

●	The Company believes that it will be able to generate sufficient cash flows to maintain its current capacity.

●	On February 28, 2025, the Company completed the transactions contemplated under a securities purchase agreement with institutional investors for the purchase and sale of approximately US$17 million of Subordinate Voting Shares and pre-funded and investor warrants at a price of us$4.17 per Subordinate Voting Unit. The offering consisted of the sale of Subordinate Voting Units (or Pre-Funded Units), each consisting of (i) one Subordinate Voting Share or Pre-Funded Warrant, (ii) one Series A Warrant to purchase one Subordinate Voting Share per warrant and (iii) one Series B Warrant to purchase one Subordinate Voting Share per warrant. The offering price per Subordinate Voting Unit was US$4.17 (or US$4.16999 for each Pre-Funded Unit, which is equal to the offering price per Subordinate Voting Unit sold in the offering minus an exercise price of US$0.00001 per Pre-Funded Warrant). The Pre-Funded Warrants are immediately exercisable. The initial exercise price of each Series A Warrant is US$5.21 per Subordinate Voting Share. The Series A Warrants are exercisable immediately and expire 60 months after the Release Date (as defined in the Purchase Agreement) and may be exercised on a cashless basis if there is not then an effective registration covering the resale of the Subordinate Voting Shares underlying the Series A Warrants. The number of securities issuable under the Series A Warrant is subject to adjustment as described in the Series A Warrant. The initial exercise price of each Series B Warrant is US$12.51 per Subordinate Voting Share. They also include an alternative cashless exercise option, allowing the holder to exercise the Series B Warrant at any time and receive three Subordinate Voting Shares for each Subordinate Voting Share then underlying the Series B Warrant without additional consideration. The Series B Warrants are exercisable immediately and expire 30 months after the Release Date. The number of securities issuable under the Series B Warrant is subject to adjustment as described in the Series B Warrant.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no undisclosed off-balance sheet arrangements that have or are reasonably likely to have, a current or future effect on its financial performance, financial condition, revenues or expenses, liquidity, capital expenditures or capital resources that is material to investors.

OUTSTANDING SHARE CAPITAL

Subordinate Voting Shares

Issued & Outstanding as at March 31, 2026	1,030,922
Share issued upon vesting of RSUs	6,852

Issued & Outstanding as at May 28, 2026	1,037,774

Convertible Securities	Exercise Price		Expiry Date
February 2025 Series A Warrants	US$	380	February 27, 2030	50,986

February 2025 Series B Warrants			August 27, 2027	991
March 2024 Series A Warrants			September 14, 2026	109
March 2024 Series B Warrants	US$	380	March 14, 2029	233
Fully Diluted Share Capital				1,090,093

TRANSACTIONS WITH RELATED PARTIES

During the three-month period ended March 31, 2026, the Company paid management, consulting and director fees in the aggregate amount of $472,265 to its President (Mrs. Szabo), CEO (Mr. Ben Yaackov), CFO (Mr. Kabazo), CTO (Mr. Tal) and one director (Mr. Zigdon). During the same period in 2025 the Company paid $1,140,835 to its President (Mr. Maram), CEO (Mr. Ben Yaackov), CFO (Mr. Kabazo), CTO (Mr. Tal) and four directors (Mr. Zigdon, Mr. Wolkin, Mr. Shirazi and Mrs. Szabo).

As at March 31, 2026, $1,145 was owed from a shareholder of the Company (Miss Dalia Bzizinsky) (December 31, 2025– $1,300).

As at March 31, 2026, $100,285 was owed to directors of the Company for management, consulting and director fees (Mr. Ben Yaackov, Mr. Kabazo and Mrs. Szabo) (December 31, 2025– $113,892).

All the above transactions were measured at fair value. Compensation to officers and directors of the Company is determined by the Company’s governance, nominating and compensation committee and is effective until the next compensation meeting, usually on April of each year.

PROPOSED TRANSACTIONS

As of the date of this MD&A, neither the Company’s board of directors nor its senior management have decided to proceed with any proposed asset or business acquisition or disposition.

CHANGES IN OR ADOPTION OF ACCOUNTING POLICIES

Accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s financial statements.

FINANCIAL INSTRUMENTS

The Company’s financial instruments include cash, amounts receivable, accounts payable, and accrued liabilities. The estimated fair value of these financial instruments approximates their carrying values because of the short term to maturity of these instruments.

As at March 31, 2026, the Company had $14,342,823 in current assets and $1,597,044 in current liabilities resulting in a working capital of $12,745,779.

RISK MANAGEMENT

The Company is exposed in varying degrees to a variety of risks. The Company’s directors approve and monitor the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company’s exposure to credit risk is the carrying value of cash and amounts receivable.

For amounts due from customers, the Company performs ongoing credit evaluations of its customers, and monitors the receivable balance and the payments made in order to determine if an allowance for estimated credit losses is required. When determining the allowance for estimated credit losses the Company will consider historical experience with the customer, current market and industry conditions and any specific collection issues.

Interest Rate Risk

Interest Rate risk is the risk that the fair value of a financial instrument will fluctuate because of changes in market interest rates. Loans payable include variable interest rates; however, the Company does not believe it is exposed to material interest rate risk.

Foreign Exchange Rate Risk

The Company is exposed to foreign exchange rate risks as the Company has a surplus of financial assets over financial liabilities denominated in USD as of March 31, 2026, consisting of cash in the sum of $13,945,583 As of March 31, 2026, a 5% depreciation or appreciation of the U.S. dollar against the NIS would have resulted in an approximate $697,279 decrease or increase, respectively, in total pre-tax profit.

Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The total amount of the Company’s financial liabilities according to the contractual conditions in non-capitalized amounts (including interest payments) as at March 31, 2026 for the next 5 years and over is $1,597,044. To secure the additional capital necessary to pursue its plans, the Company may have to raise additional funds through equity or debt financing.

Limited Financial Resources Risk

The Company’s board of directors has currently suspended plans to develop its planned cannabis growing facility. The Company has limited financial resources and operating revenues and its ability to move forward with plans to develop the cannabis growing facility, if the Company’s board of directors takes such decision, are dependent upon management’s success in raising additional capital. Failure to obtain additional financing could result in the further delay or indefinite postponement of the development of its planned cannabis growing facility and the Company would likely be unable to carry out its stated business objectives involving the cannabis facility.

While the Company has been successful until now in obtaining financing from the capital markets, there can be no assurance that the capital markets will remain favorable in the future, and/or that the Company will be able to raise the financing needed to pursue its business objectives on favorable terms, or at all. Restrictions on the Company’s ability to finance could have a materially adverse outcome on the Company and its securities, and its ability to continue as a going concern.

Market Risk

The Company’s Subordinate Voting shares trade on the OTCQB and the trading value thereof is determined by the evaluations, perceptions and sentiments of both individual investors and the investment community taken as a whole. Such evaluations, perceptions and sentiments are subject to change, both in short-term time horizons and longer-term time horizons. An adverse change in investor evaluations, perceptions and sentiments could have a material adverse outcome on the Company and its securities.

Business Risks relating to our CRM Business and Cannabis Software

The Company is exposed to various risks relating to its CRM software business, as follows:

●	Defects or disruptions in our cloud-based New CRM Platform and New Cannabis CRM Platform services could diminish demand for our services and subject us to substantial liability.

●	Interruptions or delays in service from our third-party data center hosting facilities could impair the delivery of our service and harm our business.

●	If we experience significant fluctuations in our rate of anticipated growth and fail to balance our expenses with our revenue forecasts, our results could be harmed.

●	We may in the future be sued by third parties for alleged infringement of their proprietary rights.

●	We will rely on third-party computer hardware and software that may be difficult to replace or which could cause errors or failures of our service.

●	The market for our technology delivery model and enterprise cloud computing application services is immature and volatile, and if it develops more slowly than we expect, our business could be harmed.

●	We are currently dependent on one of our clients for the majority of current revenues and any changes to that relationship could have a significant impact on future revenues.

●	In the past two years, there has been a significant change in the field of global medical cannabis, particularly in the State of Israel. Burdensome regulation, blocking of exports and approval of imports has caused a significant drop in prices and aggressive consolidation in the growers’ market to the point of closing most of the growing farms in Israel, as a result, we expect difficulty in marketing cannabis software and a decrease in expected revenues from this field.

Business Risks relating to our Sensera Device

●	We have never generated any revenue from product sales and this part of our business may never be profitable.

●	Our Sensera Device may contain errors or defects, which could result in damage to our reputation, lost revenues, diverted development resources and increased service costs, warranty claims and litigation.

●	The complex nature of the Sensera Device increases the likelihood that our products will contain defects.

●	Our Sensera Device contains potentially controlled substances, the use of which may generate public controversy.

●	We require large financial investments to complete product development and market introduction, including marketing and sales budgets.

General Business Risks

●	We face the risk of exposure to product liability claims, regulatory action and litigation if our products cause loss or injury.

●	We may not be able to obtain insurance coverage for all of the risks we face, exposing us to potential uninsured liabilities.

●	If any of the products that we produce or intend to produce are recalled due to an alleged product defect or for any other reason, we could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall.

Conditions in Israel, including The Lion’s Roar Operation, may adversely affect our operations and limit our ability to manage and market our products, which would lead to a decrease in revenues.

On February 28, 2026, after the reporting date, “The Lion’s Roar Operation” (the “Operation”) commenced, a joint military operation by the United States and Israel involving attacks in Iran.

In response, Iran launched ballistic missiles and unmanned aerial vehicles (UAVs) toward Israel and certain states in the Persian Gulf region. These events have resulted in civilian casualties and property damage in Israel. Additionally, Hezbollah, a terrorist organization in Lebanon, joined the attacks against Israel and Israel has started military operations in Lebanon.

Following the commencement of the Operation, Israel’s Home Front Command announced a “special home front situation” and updated safety guidelines that include, among other measures, restrictions on passenger flights, limitations on gatherings, broad reserve recruitment, and temporary closure of certain businesses, which has contributed to a partial reduction in economic activity.

Since this is an event beyond the Company’s control and characterized by uncertainty, in particular as to when the Operation will end, as of the approval date of these consolidated financial statements, the Company is unable to predict the intensity of the impact of the Operation on the Company’s financial condition and the results of BYND operations.

As of the date of approval of these consolidated financial statements, a ceasefire has been announced. While this development may contribute to a gradual easing of certain restrictions and a recovery in economic activity, significant uncertainty remains regarding the stability of the ceasefire and the potential for renewed escalation. Accordingly, the ultimate impact of the operation and related developments on the Company’s financial condition and results of operations remains uncertain, and the Company continues to monitor the situation closely.

OTHER MATTERS

Legal Proceedings

There are no ongoing legal proceedings of any kind initiated by the Company or by third parties against the Company.

Contingent Liabilities

At the date of this MD&A, management was unaware of any outstanding contingent liability relating to the Company’s activities.

Disclosure Controls and Procedures

The Company’s directors and officers are responsible for designing internal controls over financial reporting in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external purposes in accordance with IFRS. The design of the Company’s internal control over financial reporting was assessed as of the date of this MD&A.

Based on this assessment, it was determined that certain weaknesses existed in internal controls over financial reporting. As indicative of many small companies, the lack of segregation of duties and effective risk assessment were identified as areas where weaknesses existed. The existence of these weaknesses is to be compensated for by senior management monitoring, which exists. The officers will continue to monitor very closely all financial activities of the Company and increase the level of supervision in key areas. It is important to note that this issue would also require the Company to hire additional staff in order to provide greater segregation of duties. Since the increased costs of such hiring could threaten the Company’s financial viability, management has chosen to disclose the potential risk in its filings and proceed with increased staffing only when the budgets and work load will enable the action.

The Company has attempted to mitigate these weaknesses, through a combination of extensive and detailed review by the Company’s directors and officers, of the financial reports, the integrity and reputation of accounting personnel, and candid discussion of those risks.

DISCLAIMER

The information provided in this document is not intended to be a comprehensive review of all matters concerning the Company. The users of this information, including but not limited to investors and prospective investors, should read it in conjunction with all other disclosure documents provided by the Company from time to time.

No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented herein.

APPROVAL

The Company’s board of directors oversees management’s responsibility for financial reporting and internal control systems through the Company’s audit committee. This committee meets periodically with management and annually with the independent auditors to review the scope and results of the annual audit and to review the financial statements and related financial reporting and internal control matters before the financial statements are approved by the board of directors and submitted to the shareholders of the Company. The Board of Directors of the Company has approved the Financial Statements and the disclosure contained in this MD&A.